THE LAW FIRM OF

MORI HAMADA & MATSUMOTO

NKK BUILDING
1-2, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN

TEL: 03-5223-7777 (Main)
FAX: 03-5223-7666

03003617

February 3, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re: JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD. (the "Company")
Commission File No. 82-34657

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the Non-Consolidated Financial Report for the Thrid Quarter Ended December 31, 2002 of the Company, which was manually signed by Mr. Shunsuke Takahara, Managing Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter with the enclosure by stamping the enclosed copy and returning it to us in the self-addressed envelope provided. If there are any questions concerning the above, please contact the undersigned.

dlw 2/5

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)

January 29,2003

Financial Report for the Third Quarter Ended December 31, 2002(Non-Consolidated)

Japan Future Information Technology & Systems Co., Ltd. (JFITS)

Listings: JASDAQ
Code: 4836
URL: http://www.jfits.co.jp/
Date of the Meeting of the Board of Directors to Settle Third Quarter Accounts: January 29,2003
The company has a policy of paying interim dividends.

1.Business Results for The Third Quarter of Fiscal 2003 (From April 1, 2002 to December 31, 2002)

(1) Results of Operations

(Figures are rounded down to the nearest million yen)

	Operating Revenue	Change	Operating Income	Change	Ordinary Income	Change	Net Income	Change	Net Income per Share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Current Third Quarter	6,847	△10.6	524	51.9	508	61.0	429	36.5	13,092.74
Previous Third Quarter	7,659	65.3	345	132.1	316	161.5	314	381.1	9,692.99
Previous Year 2002	10,244		670		636		634		19,526.28

Notes) 1.Average number of shares outstanding during the Third Quarter ended
Third Quarter ended Dec 31, 2002: 32,773 shares
Third Quarter ended Dec 31, 2001: 32,440 shares
Fiscal Year ended March 31, 2002: 32,493 shares
2.Change in accounting policies: None
3.Percentages for net sales, operating income, ordinary income and net income indicate changes from the previous term

(2) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	million yen	million yen	%	Yen
Current Third Quarter	9,158	3,858	42.1	116,945.95
Previous Third Quarter	6,229	3,076	49.4	94,188.23
Previous Year 2002	8,833	3,402	38.5	104,197.58

Note) Number of shares outstanding at the end of the period
Third Quarter ended Dec 31, 2002: 32,994 shares
Third Quarter ended Dec 31, 2001: 32,658 shares
Fiscal Year ended March 31, 2002: 32,658 shares

2.Business Results Forecast for the Fiscal Year 2003(From April 1, 2002 to March 31, 2003)

	Net Sales	Ordinary Income	Net Income	Annual Dividends per Share	
				Year-end	
	million yen	million yen	million yen	Yen	Yen
Full-year	10,300	870	1,078	—	—

Reference) Expected net income per share (full-year basis): 32,672.61 yen

※This financial report is solely a translation of summary of Japanese "*Shihannki kessan Tanshin*(including attachments)", which has been prepared in accordance with accounting principles and practices generally accepted in Japan, for the convenience of readers who prefer English Translation.

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Third Quarter Ended December 31, 2001 And 2002

	Million of yen	
	Fiscal 2002 3rd Quarter (As of Dec 31,2001)	Fiscal 2003 3rd Quarter (As of Dec 31,2002)
Assets		
Current assets:		
Cash on hand and at banks	¥1,066	¥2,301
Notes and accounts receivable:		
Customers	2,502	3,020
Parent	42	-
Allowance for doubtful accounts	(5)	(3)
	2,539	3,017
Merchandise	49	4
Systems in progress	679	1,238
Prepaid expense	110	151
Other current assets	22	27
Total current assets	4,465	6,738
Investments:		
Investments in affiliates	1,200	1,510
Investments in securities	7	95
Total investments	1,207	1,605
Property and equipment	85	70
Leasehold deposits	235	235
Intangible assets	237	510
Total assets	¥6,229	¥9,158

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Third Quarter Ended December 31, 2001 And 2002

	Million of yen	
	Fiscal 2002 3rd Quarter (As of Dec 31,2001)	Fiscal 2003 3rd Quarter (As of Dec 31,2002)
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥1,900	¥3,000
Accounts payable:		
Suppliers	449	1,317
Parent	16	19
	465	1,336
Advances	132	226
Accrued income taxes	1	2
Consumption taxes payable	174	-
Accrued bonuses to employees	106	148
Accrued expenses	165	174
Deposit received	19	24
Other current liabilities	10	140
Total current liabilities	2,972	5,050
Non-current liabilities:		
Reserve for retirement benefits	181	249
Total non-current liabilities	181	249
Total liabilities	3,153	5,299
Shareholders' equity :		
Common stock,		
Authorized:		
43,404 shares at December 31, 2001		
130,000 shares at December 31, 2002		
Issued:		
10,886 shares at December 31, 2001		
32,994 shares at December 31, 2002	1,043	1,062
Additional paid-in capital	1,468	1,483
Retained earnings	565	1,314
Total shareholders' equity	3,076	3,859
Total liabilities and shareholders' equity	¥6,229	¥9,158

Japan Future Information Technology & Systems Co., Ltd.

Statement of Income

Financial Report for the Third Quarter Ended December 31, 2000 ,2001 And 2002

	Million of yen		
	Fiscal 2001 3rd Quarter (As of Dec 31,2000)	Fiscal 2002 3rd Quarter (As of Dec 31,2001)	Fiscal 2003 3rd Quarter (As of Dec 31,2002)
Net sales	¥4,634	¥7,659	¥6,847
Cost of sales	3,581	6,203	5,167
Gross profit	1,053	1,456	1,680
Selling, general and administrative expenses	905	1,111	1,156
Operating income	148	345	524
Other income (expenses):			
Interest income	1	-	-
Interest expense	(28)	(15)	(21)
Stock issue expenses	-	(16)	-
Amortization of cumulative effects on a change in accounting standards for reserve for retirement benefits	(55)	-	-
Others, net	-	2	(72)
Income before income taxes	66	316	431
Income taxes	1	2	2
Net income	¥65	¥314	¥429

	Yen		
Per share:			
Net income	¥2,420.03	¥9,692.99	¥13,092.74
Total shareholders' equity	¥21,598.11	¥94,188.23	¥116,945.95
Weighted average number of shares	27,005	32,440	32,773

Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology &
Systems Co., Ltd. (Registrant)

January 30, 2003

By: S Takahara

Shunsuke Takahara
Managing Director